UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

Issued: 7 May 2020, London UK - LSE

GSK sells its holding in Hindustan Unilever

On 1 April 2020 GlaxoSmithKline plc ("GSK") announced the completion of its divestment of Horlicks and other Consumer Healthcare nutrition products in India to Unilever, including the merger of its Indian listed entity, GlaxoSmithKline Consumer Healthcare Limited ("GSK India"), and Hindustan Unilever Limited ("HUL").  Through the merger of GSK India with HUL, GSK acquired a 5.7% stake in HUL, an Indian public company listed on the Indian National Stock Exchange (NSE) and Bombay Stock Exchange (BSE).

GSK has, through its subsidiaries GlaxoSmithKline Pte Limited and Horlicks Limited, today agreed to the sale of 133,772,044 ordinary shares in HUL at a volume-weighted average price of approximately Rs. 1,905 per share, raising gross proceeds of approximately Rs. 254.8 billion (the "Placing").  Following settlement of the sale, GSK will no longer hold any HUL shares.

When GSK originally announced the divestment of Horlicks in December 2018 the Company expected gross proceeds from the overall transaction to be approximately £3.1 billion and net proceeds to be approximately £2.4 billion after hedging costs, taxes and other expenses had been settled.  With the appreciation of HUL's share price since then, GSK now expects gross proceeds from the divestment to be £3.4 billion and net proceeds from the divestment to be £2.9 billion.  This includes the proceeds received on closing of the transaction on 1 April 2020 and the expected proceeds from the sale of our Bangladesh business, which is expected to close later this year.

HSBC Securities and Capital Markets (India) Private Limited, J.P. Morgan India Private Limited and Morgan Stanley India Company Private Limited are acting as joint placement agents for the Placing.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

	Eleanor Bunch	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)

	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)

	Danielle Smith	+44 (0) 20 8047 0932	(London)

	James Dodwell	+44 (0) 20 8047 2406	(London)

Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.

This announcement is only addressed to, and directed at, persons in member states of the European Economic Area and the United Kingdom who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129).

In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), by a person authorised under FSMA and is directed only at persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

This announcement is not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. GSK does not intend to register any part of the Placing in the United States or to conduct a public offering in the United States of the shares to which this announcement relates.

The Placing and the distribution of this announcement and other information in connection with the Placing in certain jurisdictions may be restricted by law. No action has been taken that would permit the Placing or distribution of this announcement in any jurisdiction where action for such purpose is required. Persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Morgan Stanley India Private Limited, J.P. Morgan India Private Limited and HSBC Securities and Capital Markets (India) Private Limited (together, the "Placement Agents") are acting for GSK and for no one else in connection with the Placing and will not be responsible to anyone other than GSK for providing the protections afforded to their customers or for affording advice in relation to the Placing, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement. The Placement Agents may participate in the Placing on a proprietary basis.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 12, 2020

	By:	/s/ VICTORIA WHYTE
Victoria Whyte
Authorised Signatory for and
on behalf of
GlaxoSmithKline plc